Dome Audio Inc.
Statements of Comprehensive Income
(Unaudited)

	For the year ended December 31, 2020	For the year ended December 31, 2019
Revenue		
Revenue	$ -	$ -
Expenses		
General and administrative expenses	104,680	109,013
R&D	2,119	5,382
Sales and marketing	4,551	3,912
Travel	3,500	4,448
Interest expenses	8,189	-
Other expenses	29,494	5,816
Total expenses	**152,532**	**128,571**
Net profit/ (loss) before tax	(152,532)	(128,571)
Provision from income tax	-	-
Net profit/(loss)	**$ (152,532)**	**$ (128,571)**